UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BLUE WIRELESS & DATA, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

096083 10 0

(CUSIP Number)

MAC Partners, LP

3001 Knox Street

Suite 407

Dallas, Texas  75205

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MAC Partners, LP (IRS NO. 710868031)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 90,825,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 90,825,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,825,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.29%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This statement relates to the common stock, $0.01 par value per share (“Common Stock”) of Blue Wireless & Data, Inc. (the “Issuer”).  The principal executive offices of the Issuer are presently located at 3001 Knox Street, Suite 401, Dallas, Texas 75205.

Item 2.	Identity and Background

(a)   This Schedule 13D is filed by MAC Partners, LP (“MAC”), a Texas limited partnership.

(b)   The address of its principal office is 3001 Knox Street, Suite 407, Dallas, Texas 75205.

(c)   MAC offers business consulting services.

(d)   During the last five years, MAC has not been convicted in a criminal proceeding.

(e)   During the last five years, MAC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    MAC was formed and is domiciled in the State of Texas.

* * *

The general partner of MAC is MAC General Partner, LLC, a Texas limited liability company. MAC General Partner, LLC owns 1% of MAC Partners LP. The principal business of MAC General Partner, LLC is the ownership and holding of investment securities. The address of its principal office is 3001 Knox Street, Suite 407, Dallas, Texas 75205.

During the last five years, MAC General Partner, LLC has not been convicted in a criminal proceeding.

During the last five years, MAC General Partner, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

* * *

MAC General Partner, LLC is 100% owned by TWETZ, LLC, a Texas limited liability company.  The principal business of TWETZ, LLC is [to be completed]. The address of its principal office is 3001 Knox Street, Suite 407, Dallas, Texas 75205.

During the last five years, TWETZ, LLC has not been convicted in a criminal proceeding.

During the last five years, TWETZ, LLC has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

* * *

TWETZ, LLC is 100% owned by M. Taber Wetz. The address of his principal office is 3001 Knox Street, Suite 407, Dallas, Texas 75205.

During the last five years, M. Taber Wetz has not been convicted in a criminal proceeding.

During the last five years, M. Taber Wetz has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

MAC received 10,000,000 shares of Common Stock from the Issuer on October 17, 2005, pursuant to a Stock Sale Agreement related to the sale of Globalcon, Inc. to the Issuer.

MAC received 35,750,000 shares of Common Stock from the Issuer on October 17, 2005, pursuant to a Lease Payable Settlement Agreement between the Issuer and MAC Capital Partners, LLC, whose managing member is MAC.

MAC received an aggregate of 25,000,000 shares of Common Stock from the Issuer on October 17, 2005, as payment in full for outstanding promissory notes payable by the Issuer to MAC, and in settlement of outstanding invoices to the Issuer from MAC for services rendered to the Issuer.

MAC received 20,000,000 shares of Common Stock from the Issuer on October 27, 2005 as part of a transaction pursuant to which MAC acquired a promissory note secured by such shares.

MAC purchased 75,000 shares of the Common Stock on the open market prior to the 60 days immediately preceding October 17, 2005.

Item 4.	Purpose of Transaction
All securities of the Issuer owned by MAC have been acquired by MAC for investment purposes only.

Item 5.	Interest in Securities of the Issuer
(a) MAC is the beneficial owner of an aggregate of 90,825,000 shares of Common Stock, representing approximately 18.29% of the total issued and outstanding shares of Common Stock of the Issuer.
(b) MAC has sole power to vote 90,825,000 of the shares of Common Stock of the Issuer. MAC has sole power to dispose of 90,825,000 of the shares of Common Stock of the Issuer.
(c) Not applicable.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2006
Date
/s/ M. Taber Wetz
Signature
M. Taber Wetz President, MAC Partners, LP
Name/Title